April 2, 2014

CORRESP.
Securities and Exchange Commission
Washington, D.C. 20549

Re: Lincolnway Energy, LLC
Form 10-K for Fiscal Year Ended September 30, 2013
Filed December 19, 2013
Form 10-Q for the Fiscal Quarter Ended December 31, 2013
Filed February 14, 2014
File No. 0-51764

Ladies and Gentlemen:

This letter is being submitted by Lincolnway Energy, LLC ("Lincolnway Energy") in response to the comments provided with respect to the above referenced filings under the March 7, 2014 comment letter of Terence O' Brien, Accounting Branch Chief (the "Comment Letter"). The headings and the numbered paragraphs utilized below correspond to the headings and the numbered paragraphs which are utilized in the Comment Letter for ease of reference.

Form 10-K for Fiscal Year Ended September 30, 2013

Item 8 - Financial Statements and Supplemental Data, page 45

1.Lincolnway Energy agrees that in future filings we will provide the selected quarterly financial data required by Item 302 of Regulation S-K.

Note 1 - Nature of Business and Significant Accounting Policies, page 53

2.     Lincolnway Energy's allowance for doubtful accounts balance and activity was zero for all periods reported during fiscal years 2013 and 2012. Therefore, the disclosure requirements of paragraphs 4 and 11B(c) of ASC 310-10-50, as well as Schedule II required by Rule 5-04, are not applicable. In future filings, in our Accounts Receivable accounting policy footnote we will add disclosure of the allowance amount, including a definitive statement if it is zero.

For your information regarding the zero allowance, we would also point out that as disclosed in Note 8 (page 58 of the Form 10-K) we have several major customers which purchase 100% of our ethanol and distiller’s grain. These comprise the vast majority of our total revenue (approximately 98% in fiscal 2013) and, accordingly, our accounts receivable. Therefore, while we monitor the need for a receivable allowance as explained in our policy disclosure, due to the large credit-worthy customers and quick collection, it is common for Lincolnway Energy (and within the industry) that an allowance for doubtful accounts may not be needed.

Form 10-Q for Fiscal Quarter Ended December 31, 2013

3.    Lincolnway Energy will file an amended Form 10-Q amending the chief financial officer certifications in Exhibit 31.2 and Exhibit 32.2 to reflect Neal Greenberg as the Interim Chief Financial Officer within 10 days of receipt of confirmation from the SEC that this response letter satisfies the SEC's comments. The amended Form 10-Q that will be filed will be the complete Form 10-Q, with the only amendments being (i) the facing page will reflect that the filing is a Form 10-Q/A, (ii) the Form 10-Q will include a short introductory paragraph immediately following the facing page summarizing the reason for the filing of the amended Form 10-Q, and (iii) Exhibits 31.2 and 32.2 will be amended to list Neal Greenberg as the signatory as the Interim Chief Financial Officer.

As requested in the Comment Letter, Lincolnway Energy hereby acknowledges that:

•Lincolnway Energy is responsible for the adequacy and accuracy of the disclosure in the filings referenced in this letter;

•Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced in this letter; and

•Lincolnway Energy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further inquiries or questions regarding this submission to the undersigned at (515) 817-0160, fax number (515) 817-0496, or email at ngreenberg@lincolnwayenergy.com. Thank you for your attention to this matter.

Lincolnway Energy, LLC

By: /s/ Neal Greenberg
Name: Neal Greenberg
Title: Interim Chief Financial Officer